SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No. _______)*

              Planet Polymer Technologies, Inc.
     ___________________________________________________
                      (Name of Issuer)

                 Common Stock, no par value
     ___________________________________________________
               (Title of Class of Securities)

                         727044 10 9
     ___________________________________________________
                       (CUSIP Number)

     Austin W. Marxe, 153 East 53rd Street, 51st Floor,
          New York, New York 10022  (212) 832-5300
     ___________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                     September 24, 1997
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D


CUSIP NO.:  727044 10 9                   Page 2 of 6 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
     MG Advisers, L.L.C. F13-3916549
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00

------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                   ______

------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER  See Marxe/Greenhouse
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     875,000**
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.2%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
------------------------------------------------------------
** Includes 500,000 shares issuable upon conversion of Series A Convertible Preferred Stock and 375,000 shares issuable upon exercise of warrants.

                        SCHEDULE 13D

CUSIP NO.:  727044 10 9                   Page 3 of 6 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     David M. Greenhouse
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00

------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                     _____

------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER           875,000
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER         None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER      875,000
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  875,000**

------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.2%
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------
** Includes 500,000 shares issuable upon conversion of Series A Convertible Preferred Stock and 375,000 shares issuable upon exercise of warrants.

Item 1. Security and Issuer. This Schedule relates to shares of Common Stock no par value ("Common Stock") of Planet Polymer Technologies, Inc. (the "Issuer"). The
Issuer's principal executive offices are located at 9985
Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Private Equity Fund,
L.P., a Delaware limited partnership (the "Fund"), (ii) MG
Advisers, L.L.C., a New York limited liability company
("MG"), (iii) Austin W. Marxe ("Marxe") and (iv) David M.
Greenhouse ("Greenhouse"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting
Person" and, collectively, as the "Reporting Persons."

The principal office and business address of the Reporting
Persons, is 153 East 53rd Street, 51st Floor, New York, New
York 10022.

The principal business of the Fund is to invest in equity and equity related securities. The principal business of MG is to act as general partner of and the investment adviser to the Fund. The principal occupation of Marxe and Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of MG and other investment advisers.

Neither the Fund, MG, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. The Fund utilized available cash assets to purchase 500,000 shares of Series A Convertible Preferred Stock, no par value, and warrants to purchase 375,000 shares of Common Stock, of the Issuer (collectively, the "Securities"), for an aggregate purchase price of $1,000,000.

Item 4.   Purpose of Transaction.  Each of the Reporting
Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer.
The Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors. The Fund may acquire additional shares of Common Stock as dividends on any unconverted shares of Series A Convertible Preferred Stock.

Item 5. Interest in Securities of the Issuer. See pps. 2-3 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Reporting Persons effected no transactions in shares of Common Stock within 60 days from the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See
Item 2 and Item 4 of this Schedule. The partnership agreement for the Fund provides for MG (and, accordingly, Marxe and Greenhouse) to exercise sole voting and dispositive power with respect to the shares of Common Stock and also provides for an annual allocation to MG of a portion of the profits generated by transactions engaged in by the Fund. There are no written agreements among the Reporting Persons with respect to the matters set forth in
Item 4 of this Schedule.

Item 7.   Material to be Filed as Exhibits.
          None.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1997


     /s/ David M. Greenhouse
     _____________________________________
     Special Situations Private Equity Fund, L.P.
     by:  David M. Greenhouse, Member of MG Advisers,
          L.L.C., General Partner



     /s/ David M. Greenhouse
     _____________________________________
     MG Advisers, L.L.C.
     by:  David M. Greenhouse, Member



     /s/ Austin W. Marxe
     _____________________________________
     Austin W. Marxe



     /s/ David M. Greenhouse
     ______________________________________
     David M. Greenhouse